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MEDCOSHARE INC

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020

(UNAUDITED)

MedCoShare Inc
Table of Contents
December 31, 2020

Accountant's Review Report

Shah Group, P.C.
Certified Public Accountants

3003A Unionville Pike
Hatfield, PA - 19440

T: 215.996.1650
F: 215.996.1651

www.shahgroupcpa.com

Accounting - Advisory - Audits - Consulting - Financial - Incorporation/LLC - Management - Payroll - Tax and more...

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

MedCoShare Inc
Philadelphia, PA 19125

I have reviewed the accompanying financial statements of MedCoShare Inc., which comprise of the balance sheets as of December 31, 2020 and December 31, 2019, and the related statements of income, shareholders equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

My responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements for them to be in accordance with U.S. generally accepted accounting principles. I believe that the results of my procedures provide a reasonable basis for my conclusion.

Accountant's Conclusion

Based on my review, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with U.S. generally accepted accounting principles.



03/24/21

Hatfield, PA

MedCoShare Inc
Balance Sheet
For Twelve Months Ended December 31, 2020 and December 31, 2019
(Unaudited)

		2020	2019
Current Assets			
Cash	(Note 2)	$ 34,315	$ 188,336
Total Current Assets		34,315	188,336
Property and Equipment, at cost **Net of Accumulated Depreciation**			
of $2,597 and $0	(Note 3)	34,856	-
Other Assets			
Security Deposit		37,458	-
Total Assets		$ 106,629	$ 188,336

MedCoShare Inc
Balance Sheet
For Twelve Months Ended December 31, 2020 and December 31, 2019
(Unaudited)

		2020	2019
Current Liabilities			
Accounts Payable	(Note 4)	$ -	$80
Total Current Liabilities		-	80
Long Term Liabilities		-	80
Stockholders' Equity			
Capital Stock - xxx shares			
Issued and Outstanding		200,000	200,000
Retained (Deficit)		(93,371)	(11,744)
Total Stockholders' Equity		106,629	188,256
Total Liabilities and Stockholders' Equity		$ 106,629	$ 188,336

MedCoShare Inc
Statement of Operations
For Twelve Months Ended December 31, 2020 and December 31, 2019
(Unaudited)

	2020	2019
Sales - Net	$ 15,232	$ -
General and Administrative Expenses	98,262	11,744
Net Income before Depreciation Expense	(83,030)	(11,744)
Depreciation and amortization Expense	2,597	-
Net Income Before Other Income	(85,627)	(11,744)
Federal Grant	4,000	-
Net Income (Loss)	$ (81,627)	$ (11,744)

Exhibit B

MedCoShare Inc
Statement of Equity
For Twelve Months Ended December 31, 2020 and December 31, 2019
(Unaudited)

	2020	2019
Retained (Deficit)		
Balance, August 10, 2019 and January 1, 2020	$ (11,744)	$ -
Net (Loss)	(85,627)	(11,744)
Balance, December 31, 2019 and December 31, 2020	$ (97,371)	$ (11,744)

Exhibit C

MedCoShare Inc
Statement of Cash Flows
For Twelve Months Ended December 31, 2020 and December 31, 2019
(Unaudited)

	2020	2019
Cash Flows from Operating Activities		
Net Income	$ (81,627)	$ (11,744)
Non-cash Expenses, Revenues and Losses Included in Net Income		
Amortization and Depreciation Expense	2,597	-
Net (Increase)/Decrease in Assets		
Security Deposit	(37,458)	-
Net (Increase)/Decrease in Liabilities		
Accounts Payable - trade	(80)	80
Net Cash Provided by Operating Activities	(116,568)	(11,664)
Cash Flows from Operating Activities		
Leasehold Improvements	(34,469)	-
Equipment Purchases	(2,984)	-
Net Cash Used by Investing Activities	(37,453)	-
Cash Flows from Financing Activities		
Capital Stock Contribution	-	200,000
Net Cash Provided by Financing Activities	-	200,000
Net Increase/(Decrease) in Cash	(154,021)	188,336
Cash Balance - Beginning	188,336	-
Cash Balance - Ending	$ 34,315	$ 188,336

Note 1. Summary of Significant Accounting Policies

Organization - The company was incorporated on July 29th, 2019 under the state laws of Delaware and registered as a foreign company in a state of Pennsylvania on August 10th, 2019. The principal activity of the company is to provide office space for physicians and health care practitioners, who serve the public in private practice, throughout the United States of America.

Accounts Receivable - As of the balance sheet date, there are no outstanding accounts receivable and as a result there are no reserves for bad debts. Bad debt expense will be recognized using the direct right of method when such receivables are determined to be uncollectible.

Revenue and Cost Recognition - The Company follows the accrual method of accounting, consistent with generally accepted accounting principles, for their financial statement reporting and they utilized the cash method of accounting for their respective income tax returns.

Fixed Assets - Fixed assets are stated at cost, less accumulated depreciation. Depreciation is provided over the estimated useful lives of the assets by using straight- line and declining balance methods of depreciation over a 10- year period. Repair and maintenance costs are expensed, while additions and betterments are capitalized.

The cost and related accumulated depreciation of assets sold or retired are eliminated from the accounts and any gains or losses are reflected in earnings.

Income Taxes - The Company files its Corporate Income Tax Returns as "C" Corporation. No Income Tax accrual has been made on these financial statements as the company has not accrued any income tax liability.

Concentration of Credit Risk – The Company engages principally in providing office space for the health care community. The Company performs ongoing credit evaluations of its tenant's financial condition and generally requires no collateral. Actual losses have been within management's expectations and have not been material in any period.

Note 2. Cash and Cash Equivalents

The Company maintains its cash balances in one financial institution, whereas the balances are insured by the Federal Deposit Insurance Corporation up to $250,000 for all accounts part each banking institution. As of December 31, 2020 the company does not have any uninsured balances.

As of December 31, 2020 the company's cash balances were comprised as follows:

Operating Account   **$ 34,315**

Exhibit E-1

Note 3. Property and Equipment

		Cost	Life
Furniture	$	2.985	10 years
Leasehold Improvements		34,469	10 years
Accumulated Amortization and Depreciation		(2.597)	
Net Total	**$**	**34,856**	

Note 4. Accounts Payable

The Company has no accounts payable as of December 31, 2020.

Note 5. Commitments and Contingency

The Company has entered in a commercial lease date January 8, 2020. This lease is a 10 year term lease with an option to renew the time period for an additional five years period as an inducement with the execution of this lease the company has a paid Personal guarantees have been executed by individual shareholders.

The Company's approximated future obligations on this lease over the next five years are as follows:

2020	$23,266
2021	77,160
2022	79,476
2023	81,852
2024	84,312

Shah Group, P.C.
Certified Public Accountants

3003A Unionville Pike
Hatfield, PA - 19440

T: 215.996.1650
F: 215.996.1651

www.shahgroupcpa.com

Accounting - Advisory - Audits - Consulting - Financial - Incorporation/LLC - Management - Payroll - Tax and more...

SUPPLEMENTARY INFORMATION

MedCoShare Inc
Schedule of General and Administrative Expenses
For Twelve Months Ended December 31, 2020 and December 31, 2019
(Unaudited)

	2020	2019
Advertising and Marketing Expenses	$ 13,392	$ -
Cleaning and Maintenance Expenses	1,081	-
Dues and Subscriptions Expenses	2,311	-
Insurance Expense	438	-
Professional Fees	7,100	8,750
Licenses and Permits Expense	306	-
Entertainment Expenses	840	136
Office Expenses	6,167	2,245
Rent Expense	45,058	-
Repairs and Maintenance Expenses	854	-
Subcontractor Expense	13,585	-
Taxes - Other	5,192	-
Travel Expenses	62	-
Utilities Expenses	1,595	-
Website Hosting Expense	282	613
Total Expense	**$ 98,262**	**$ 11,744**